Denali Capital Acquisition Corp.

July 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman, Angela Connell, Jessica Dickerson, Joe McCann

Re:	Denali Capital Acquisition Corp.

Semnur Pharmaceuticals, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 11, 2025

File No. 333-283019

Ladies and Gentlemen:

Denali Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), files herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-4 filed on November 6, 2024, as previously amended by Amendment No. 1 filed on April 21, 2025 and by Amendment No. 2 filed on June 11, 2025 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated June 26, 2025 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers About the Business Combination and The Meeting

What are the possible sources and the extent of dilution that public shareholders…, page 13

1.

The total share amounts presented in your tabular disclosure on page 14 differ from those presented on pages iv, 61, 214 and 344. Further, your disclosure on page 14 includes certain items that will not result in shares outstanding after the Business Combination until the related options or warrants are exercised (e.g., shares underlying public and private warrants and shares underlying Semnur options). Please revise to explain the basis for these differences and/or revise your presentations accordingly.

Response: The Company respectfully advises the Staff that the different tabular disclosure on pages 14-15 is intended to provide the reader with the fully-diluted capitalization of New Semnur, in addition to the non-fully diluted capitalization and voting power information provided elsewhere in the prospectus and the Company has revised the disclosure on pages iv, 14-15, 61, 214 and 345 of Amendment No. 3 in response to the Staff’s comment to clarify that point.

U.S. Securities and Exchange Commission

July 2, 2025

Selected Historical Financial Data of Denali, page 269

2.	Please expand this presentation to include financial data for the three months ended March 31, 2025.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 269 of Amendment No. 3 in response to the Staff’s comment.

Business of Semnur

Our Product Candidate – SP-102

Clinical Development Overview, page 298

3.

We note from a Scilex Holding Company press release, dated May 16, 2025, that Scilex presented post-hoc analysis of the CLEAR trial on clinical meaningfulness of safety and efficacy of SP-102 for the treatment of lumbosacral radicular pain. Please revise your prospectus/proxy statement to disclose the analysis or advise.

Response: The Company respectfully advises the Staff that it has added new disclosure on page 304 of Amendment No. 3 in response to the Staff’s comment.

Government Regulation and Product Approval, page 311

4.

We note your response to prior comment 14. Please further revise your disclosure on page 314 to disclose, consistent with your response, that Semnur’s planned NDA application will not seek approval based on the results of a single adequate and well-controlled Phase 3 trial for excellent design and which provides highly reliable and statistically strong evidence of important “clinical benefit.” In this regard, we note your disclosures throughout the prospectus regarding the “clinical benefit” of SP-102.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 315 of Amendment No. 3 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur

Liquidity and Capital Resources

Future Liquidity Needs, page 335

5.

We note your response to prior comment 15. Specifically, we note your statement that, in the 12 months following the consummation of the Business Combination, you expect New Semnur’s primary sources of liquidity to include, among other things, continued support from Scilex pursuant to the Transition Services Agreement. Please further revise your disclosure to quantify the liquidity deriving from the Transition Services Agreement. In this regard, we note your disclosures elsewhere in the prospectus that, under the Transition Services Agreement, New Semnur will be required to pay service fees to Scilex and to reimburse Scilex for its out of pocket fees, costs or expenses. Please also file a form of the Transition Services Agreement or explain what aspects of the arrangement have not been determined to date.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 337 of Amendment No. 3 and filed the form of Transition Services Agreement as Exhibit 10.26 in response to the Staff’s comment.

Semnur Pharmaceuticals, Inc.

Notes to Financial Statements

Note 7. Commitments and Contingencies

Subsidiary Guarantee to Oramed Note, page F-80

6.

Please explain your assertion that “following the execution of the amended and restated security agreement with Oramed on October 8, 2024 and subject to completion of the Business Combination, the Company will no longer be a Guarantor under the Subsidiary Guarantee,” particularly given Scilex’s expected 92.4% ownership of the continuing company. Refer us to the supporting legal agreements.

Response: The Company acknowledges the Staff’s comment and respectfully refers to the Staff to (i) the definition of “Excluded Subsidiary” in the Form of Tranche B Senior Secured Convertible Note issued by Scilex Holding Company, filed as Exhibit 4.1 to the Form 8-K filed with the Commission by Scilex Holding Company on October 8, 2024 (the “October Form 8-K”) and (ii) Section 22 of the Amended and Restated Security Agreement, dated October 8, 2024, by and among Scilex Holding Company, the Subsidiaries of Scilex Holding Company party thereto, Oramed Pharmaceuticals Inc. and Acquiom Agency Services LLC (the “Security Agreement”), filed as Exhibit 10.8 to the October Form 8-K. The Company respectfully advises the Staff that pursuant to Section 22 of the Security Agreement, upon completion of the Business Combination, as an “Excluded Subsidiary”, Semnur will no longer be a Guarantor under the Subsidiary Guarantee.

* * *

U.S. Securities and Exchange Commission

July 2, 2025

Please do not hesitate to contact Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

By:	/s/ Lei Huang
Lei Huang
Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP

Jeff Hartlin, Paul Hastings LLP

Elizabeth Razzano, Paul Hastings LLP

Jaisim Shah, Chief Executive Officer and President, Semnur Pharmaceuticals, Inc.

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